UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 3, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BOLDFACE Group, Inc.

File No. 0-54935 - CF#30234

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BOLDFACE Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on October 15, 2013.

Based on representations by BOLDFACE Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.33	through November 30, 2016
Exhibit 10.34	through February 29, 2016
Exhibit 10.35	through April 16, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary